Sit U.S. Government Securities Fund – Class S (SNGVX) and Class Y (SNGYX) March 31, 2023

The **Sit U.S. Government Securities Fund – Class S** provided a return of -1.89% during the 12-month period ending March 31, 2023, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of -1.52%. The Fund's 30-day SEC yield was 3.92% and its 12-month distribution rate was 2.62%. The Fund's effective duration was 3.0 years.

The **Sit U.S. Government Securities Fund – Class Y** provided a return of -1.67% during the 12-month period ending March 31, 2023, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of -1.52%. The Fund's 30-day SEC yield was 4.17% and its 12-month distribution rate was 2.84%. The Fund's effective duration was 3.0 years.

Factors that Influenced the Fund's Performance Over the Past 12 Months

During the 12-month period, the Fund benefited from the consistent relatively high level of income provided by its holdings in higher coupon government agency mortgages. Yields on U.S. Treasury securities were higher across all maturities. The Fund reduces interest rate risk by using options on Treasury securities. The use of options was effective in providing stability to the Fund's net asset value and was able to partially offset the negative price performance as it relates to the increase in U.S. Treasury yields. In addition, the Fund continued to experience relatively stable prepayment rates as the mortgage holdings are generally well-seasoned and have been through many refinancing cycles. The Fund's opportunistic holdings in Treasury Inflation Protected Securities benefited performance as the economy experienced higher than expected inflation metrics. Additionally, the Fund's holdings in government-sponsored enterprises outperformed due to yields increasing at a slower rate than comparable benchmark securities. The Fund's longer collateralized mortgage obligations detracted from performance as the duration of these securities is longer than the benchmark as yields rose.

Outlook and Positioning

Inflation was at the forefront during the last 12 months. Supply chain disruptions caused inflation to surge, exacerbated by the ongoing war in Ukraine and China's lockdowns and zero tolerance Covid-19 policies. The market received much needed relief when China announced the end of zero tolerance policies in December 2022. The 'transitory' inflation that the Federal Reserve saw at the beginning of the period was drastically underestimated. To combat the issue, the Federal Reserve embarked on the fastest interest rate hiking cycle in its history which saw the Fed Funds upper bound target rate increase from 0.50% to 5.00% to end the period. While inflation has eased in the latter part of the year, it continues to be one of the most scrutinized metrics and driving forces in the market. The interest rate hiking cycle was not without cost. The state of the U.S. banking system was questioned as some banks accumulated significant amounts of unrealized losses on their assets due to higher levels of interest rates. The Federal Reserve now must walk a tightrope between increasing short-term interest rates and the banking system's stability. At this point, the Federal Reserve is sticking to the narrative that the overall banking system is 'sound and resilient' paving the way for future interest rate increases. The Fed will undoubtedly win its war on inflation, but the costs to the banking system and economic activity will be a very precarious situation. Investors now must grapple with how long and severe a likely recession will be. Mortgage rates continue to dampen housing affordability. Mortgage rates peaked above 7% and are still more than 6%. Prepayments across all coupons have slowed and we expect decreased housing turnover and refinancing to grind to a halt. We expect the Fed will overshoot and potentially be forced to cut short-term interest rates sooner than they anticipate. The Fund's focus on seasoned, high coupon agency mortgage securities provides a high level of income with relatively stable prices. This high level of income and stability of principal has been a fundamental focus of the Fund since its inception.

Fund Objective and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

NOTICE: This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.